

October 13, 2011

<u>Via E-mail</u>
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

>   **Re: PointView Capital, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed September 16, 2011**
>   **File No. 024-10306**

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I – Notification</u>

<u>Item 4. Jurisdictions in Which Securities Are to be Offered, page 2 of 3</u>

1.   Please state the method by which the notes will be offered. See Item 4(b) of Form 1-A.

<u>Item 5. Unregistered Securities Issued or Sold Within One Year, page 2 of 3</u>

2.   We note that the issuer was incorporated on July 19, 2011. If common stock or other securities were issued, please include the disclosure regarding such issuance as required by Item 5 of Form 1-A.

Part II – Offering Statement

Cover Page

3.   Please include the mailing address of your principal executive offices including the
        zip code and telephone number as required by Item 1(b) of Model B of Form 1-A.

4.   Please disclose any redemption features of the notes. See Item 1(b) of Model B.

5.   Since this will be a best efforts offering, please disclose the termination date of the
        offering, if any. See Item 2 of Model B.

The Company, page 3 of 15

6.   We note that you have indicated September 16 as your fiscal year. Please clarify
        whether you intend to use this fiscal year end in future periods.

Risk Factors, page 4 of 15

"Risks of Investing in Small Capitalization and Early Stage Companies," page 5 of 15

7.   Please revise this risk factor to adequately address the specific risks that are unique to
        this offering and your operations. Refer to Item 3(a) of Model B.

"No Reliance on Prior Performance of Officers," page 5 of 15

8.   The risk factors should focus on the risk. Please revise your disclosure to remove
        mitigating language such as "excellent record."

"Recharacterization of Notes; Insolvency of the Company," page 6 of 15

9.   Please revise this risk factor, and the risk factor relating to the capitalization of the
        company, to adequately address the risks presented.

Conflicts of Interest, page 6 of 15

10.   Please revise this risk factor to write out Mr. Scott's full name.

Plan of Distribution, page 10 of 15

11.   Please revise this section to provide the names of persons through which this offering
        is being made.

Item 5. Use of Proceeds, page 10 of 15

12.   Your disclosure indicates that no portion of the proceeds from the offering will be used to pay costs of the offering. However, we note that you estimate such costs to be $10,000 and it appears that your principals will only contribute $500. Please tell us how you intend to pay the costs of the offering without using any offering proceeds.

13.   Please disclose in greater detail the use of proceeds for "real estate investments." For example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties.

14.   Please tell us how long the company intends to invest in incoming producing securities and Treasury Bills of short maturities.

Capitalization, page 11 of 15

15.   Please revise to present your capitalization as of the date of the balance sheet included in your filing.

16.   Please tell us why common stock of $500 is not reflected in total equity.

Item 6. Description of Business, page 11 of 15

17.   Please revise this section, or where applicable, to discuss your plan of operations for the next 12 months. In this regard, please indicate whether proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. See Item 6(a)(3)(i) of Model B.

18.   Please clarify which entity you are referring to as the "Fund."

Investment Criteria, page 11 of 15

19.   Please clarify what you mean by "13-18% cash on cash returns." We note that the company has no operations or properties. Please provide a reasonable basis for this statement or remove. We may have further comment.

Strategy, page 12 of 15

20.   We note that you are in talks with Key Property Solutions to potentially acquire a group of properties. Please clarify the status of these talks, the likelihood of the acquisition, and more details concerning the potential acquisition (including, but not

limited to, the number of properties, the locations and status of the properties, and the potential purchase price).

21.   Please discuss in greater detail the company's strategy for renovating properties.

Intellectual Property, page 13 of 15

22.   Please tell us what you mean by "[c]ertain information about the way the Company does business is considered by the Company to be unique and proprietary."

Item 8. Directors, Executive Officers, and Significant Employees, page 13 of 15

23.   For Eric Tait, please clarify what you mean by "[i]n addition to his medical endeavors" or delete.

24.   For Eric Tait and Matthew Scott, please include the amount of time they each will spend on company matters.

Item 10. Security Ownership of Management and Certain Shareholders, page 14 of 15

25.   Please tell us how much consideration, if any, was paid by your officers in exchange for the 100,000 shares of common stock they own, and tell us how you accounted for this transaction.

Item 11. Interest of Management and Other in Certain Transactions, page 14 of 15

26.   Please discuss if there are any proposed transactions in which any of your officers or other related parties would have an interest. For example, please discuss whether any of the properties could be purchased from related parties or whether any services provided to the company, such as renovation work or real estate services, could be by related parties.

Item 12. Securities Being Offered Principal Amount and Term

27.   Please include in the affirmative, the disclosures required by Item 12(b) of Model B.

28.   Please explain the statement that "[a]ll notes are in fully registered form."

Financial Statements, page F-1

29.   We note that your financial statement is identified as including an auditor's report. However, no such report is included. If your financial statement was audited, please

include the auditor's report. If your financial statement is unaudited, it should be identified as such.

Balance Sheet

30. Please clarify whether the blanks on your balance sheet are intended to be zeros or if the balance sheet is incomplete.

Note 1 – Organization and Summary of Significant Accounting Policies

31. Please revise to disclose your accounting policies for all of your planned operations; including, but not limited to, cash and cash equivalents, real estate valuation, and revenue recognition.

Exhibit 4.1

32. We note that the consent is identified as that of a registered public accounting firm. However, Tennie Wesley, CPA is not registered with the Public Company Accounting Oversight Board. Please clarify.

33. The consent relates to the incorporation of their report dated August 1, 2011 relating to the accompanying unaudited financial statements as of August 1, 2011. However, no such report is included in your filing and the date of the financial statements does not match those provided. Please advise.

Signatures

34. On page 13 of the Offering Statement, Eric Tait is referred to as the Chief Executive Officer. Please clarify why Matthew Scott is signing the Offering Statement as the Chief Executive Officer. If Mr. Tait is the Chief Executive Officer please file an amended Offering Statement with him as a signatory. Refer to Instruction 1 to the Signatures section of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief